American Skandia Trust
For the period ended 12/31/05
File number 811-5186
SUB-ITEM 77D-8

American Skandia Trust

AST Money Market Portfolio

Supplement dated December 5, 2005

Prospectus dated May 1, 2005

Shareholders of the AST Money Market Portfolio of American
Skandia Trust recently approved a proposal to replace the Portfolio's existing subadviser and to appoint Prudential
Investment Management, Inc. (PIM) as the new subadviser for the Portfolio. Effective immediately, PIM is the subadviser for the Portfolio.

To reflect the appointment of PIM as the Portfolio's new subadviser, the indicated sections of the Prospectus are hereby revised as set forth below:

The section of the Prospectus entitled "Investment
Objectives and Policies: AST Money Market Portfolio:
Principal Investment Policies and Risks" is amended by substituting the following for the existing discussions pertaining to Bank Obligations, Commercial Paper; Bonds,
Asset-Backed Securities, and Synthetic Instruments:

Bank Obligations. The Portfolio may invest in high quality
United States dollar denominated negotiable certificates of deposit, time deposits and bankers' acceptances of U.S. and foreign banks, savings and loan associations and savings banks meeting certain total asset minimums. The Portfolio may invest in bank notes, which are short-term obligations issued by or through a bank. These instruments depend on the strength of the bank involved in the borrowing to give investors comfort that the borrowing will be repaid when promised. The Portfolio may also invest in obligations of international banking institutions designated or supported by national governments to promote economic reconstruction, development or trade between nations (e.g., the European
Investment Bank, the Inter-American Development Bank, or the World Bank). These obligations may be supported by commitments of the respective bank's member countries, however, there is no assurance that these commitments will be undertaken or met.

Commercial Paper; Bonds. The Portfolio may invest in high quality commercial paper and corporate bonds issued by United States issuers. The Portfolio may also invest in bonds and commercial paper of foreign issuers if the obligation is U.S. dollar-denominated and is not subject to foreign withholding tax.

Asset-Backed Securities. The Portfolio may invest in asset-backed securities backed by credit card receivables, automobile loans, manufactured housing loans, corporate receivables, and home equity loans in accordance with industry limits based upon the underlying collateral.

Synthetic Instruments. As may be permitted by current laws and regulations, the Portfolio may invest in certain synthetic instruments. Such instruments generally involve the deposit of asset-backed securities in a trust arrangement and the issuance of certificates evidencing interests in the trust. The Sub-advisor will review the structure of synthetic instruments to identify credit and liquidity risks and will monitor such risks.

The section of the Prospectus entitled "Investment
Objectives and Policies: AST Money Market Portfolio:
Principal Investment Policies and Risks" is amended by adding the following new types of investments:

Demand Features . The Portfolio may purchase securities that include demand features, which allow the Portfolio to demand repayment of a debt obligation before the obligation is due or "matures." This means that longer-term securities can be purchased because of the expectation that the Portfolio can demand repayment of the obligation at a set price within a relatively short period of time, in compliance with Rule 2a-7 under the Investment Company Act of 1940.

Floating Rate and Variable Rate Securities. The Portfolio may purchase floating rate and variable rate securities.
These securities pay interest at rates that change periodically to reflect changes in market interest rates.
Because these securities adjust the interest they pay, they may be beneficial when interest rates are rising because of the additional return the Portfolio will receive, and they may be detrimental when interest rates are falling because of the reduction in interest payments to the Portfolio.

Funding Agreements. The Portfolio may invest in funding agreements, which are contracts issued by insurance companies that guarantee a rate of return of principal, plus some amount of interest. Funding agreements purchased by the Portfolio will typically be short-term and will provide an adjustable rate of interest.

The section of the Prospectus entitled "Management of the
Trust: Investment Managers" is hereby amended by deleting all references to Wells Capital Management, Inc., and substituting the following:

Prudential Investment Management, Inc. ("PIM"), Gateway
Center Two, 100 Mulberry Street, Newark, NJ 07102, serves as Sub-advisor for the AST Money Market Portfolio. PIM is a wholly owned subsidiary of Prudential Financial, Inc. As of December 31, 2004, PIM had approximately $338 billion in assets under management.

The PIM Fixed Income Money Market Team, led by Joseph M.
Tully, manages the Portfolio. The Team also includes portfolio managers Manolita Brasil, Robert Browne, and
Douglas Spratley.

Joseph M. Tully is Managing Director and Head of the Money
Market Team. He has managed the Portfolio since 2005.
Mr. Tully has 19 years of experience managing short-term fixed income investments, and 21 years of total investment experience. Prior to joining Prudential Financial in 1987, he worked for Merrill Lynch Asset Management as portfolio manager and senior bank credit analyst, and was an assistant national bank examiner for the Office of the Comptroller of the Currency.

Manolita Brasil is Vice President and portfolio manager on the Money Market Team, responsible for taxable money market funds. In addition, Ms. Brasil coordinates credit research for commercial paper and other short-term instruments. She has been managing money market portfolios for PIM Fixed
Income since 1988. Previously, she managed the money market support staff. Ms. Brasil joined Prudential Financial in 1979. She has managed the Portfolio since 2005 and has 17 years of investment experience.

Robert T. Browne is Vice President and portfolio manager on the Money Market Team, responsible for taxable money markets portfolios. Before assuming his current position in 1995, he spent two years analyzing and trading currency and global bonds, and handling operations, marketing, compliance and business planning functions. Mr. Browne joined Prudential Financial in 1989. He has managed the Portfolio since 2005 and has 11 years of total investment experience.

Douglas Spratley , CFA is an Associate and portfolio manager on the Money Market Team, responsible for short-term portfolios and government repo trading. Previously, Mr. Spratley was an investment analyst for the Prudential
Capital Group. He joined Prudential in 1992. Mr. Spratley has 9 years of investment experience.

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